

December 15, 2014

<u>Via E-mail</u>
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Treasurer and Director
NexPoint Multifamily Realty Trust, Inc.
300 Crescent Court
Suite 700
Dallas, TX 75201

> **Re:** **NexPoint Multifamily Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 14, 2014**
> **File No. 333-200221**

Dear Mr. Mitts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 7 of our letter dated January 22, 2014. We note that you will provide the prior performance disclosure in a future filing. We will continue to monitor for your response to this comment. For guidance, please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6.

2.   We note that your revised disclosure that you may invest in real estate-related debt and equity investments. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that

you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

3.   Please expand the second bullet point risk factor to clarify, if true, that you are not required to ever provide a liquidity event by your articles of incorporation. Please revise your summary risk factors and risk factor disclosure as appropriate.

4.   We note your disclosure that you will determine NAV each quarter commencing after your board determines or regulatory requirements require that you make such valuation; also, you will adjust the offering price accordingly. Please disclose in the prospectus the approximate date upon which you expect that your offering price could be changed based on NAV calculations. We may have further comment.

Prospectus Summary, page 1

Are there any risks involved in an investment in your shares?, page 3

5.   We note your response to comment 12 of our letter dated January 22, 2014. We also note your thirteenth bulleted risk factor in regards to the subordinate distribution. Please expand this bullet point, and your risk factor disclosure as appropriate, to clarify that the fee may result in it being more difficult to terminate your advisor, even for poor performance.

What are the fees that you will pay …?, page 10

6.   In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

7.   We note your disclosure regarding the subordinated fees on page 16. In your disclosure, you state that these fees will be paid if your investors receive a 6.0% return. However, on page 88, you state that the advisory agreement requires a higher amount. Please reconcile your disclosure as appropriate.

8.   Please clarify, if true, that your advisor may ultimately receive both a termination fee and an incentive fee.

Asset Management Fee – Our Advisor, page 12

9.   Please provide an estimate of the dollar amount of the management fee to be paid to the

advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage. Refer to Item 4 of Industry Guide 5. Please make similar revisions to your disclosure on page 74.

Conflicts of Interest, page 82

10.   We note your response to comment 18 of our letter dated January 22, 2014 and we reissue in part our prior comment. We note your evised that Freedom REIT will target similar investments. Please disclose the size of Freedom REIT or NexPoint Residential Trust, Inc.

Description of Shares, page 142

Common Stock, page 142

11.   Please discuss the rights with the Class A shares and Class T shares including similarities and differences between the shares.

Draft Legal Opinion

12.   Please have counsel revise assumption 6 to clarify whether the registrant presently has a sufficient number of authorized shares.

Draft Tax Opinion

13.   Please have counsel revise the opinion to clarify that shareholders may rely upon the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551- 3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Heath D. Linsky, Esq. (*via e-mail*)